UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             Computer Horizons Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    205908106
                                 (CUSIP Number)

                                December 31, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205908106                    13G                  Page 2 of 11 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LP
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,664,748

OWNED BY
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,664,748
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,664,748
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                         [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.91%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-------------------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 3 of 11 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [X]
                                                                     (b)  [ ]
-------------------------------------------------------------------------------
     (3) SEC USE ONLY
-------------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,664,748

OWNED BY
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,664,748
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,664,748
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                          [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.91%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-------------------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 4 of 11 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital Master, Ltd.
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,664,748

OWNED BY
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,664,748
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNE
             BY EACH REPORTING PERSON
             2,664,748
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.91%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
-------------------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 5 of 11 Pages


-------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Charles Frumberg
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a)  [X]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,664,748

OWNED BY
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,664,748
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,664,748
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                   [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             7.91%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-------------------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 205908106                    13G                  Page 6 of 11 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Hurley Capital, LLC
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    211,342
SHARES
               ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0

OWNED BY
               ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    211,342
REPORTING
               ----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             211,342
-------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                          [ ]
-------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT
             IN ROW (9)
             0.62%
-------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-------------------------------------------------------------------------------


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 205908106                    13G                  Page 7 of 11 Pages

Item 1.

(a)  Name of Issuer

       Computer Horizons Corp.(the "Company")..

(b)  Address of Issuer's Principal Executive Offices

            49 Old Bloomfield Avenue
            Mountain Lakes, New Jersey 07046-1495


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Emancipation Capital, LP, ("Emancipation Capital")
            1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: Delaware

            Emancipation Capital, LLC, ("Emancipation Capital LLC") 1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: Delaware

            Emancipation Capital Master, Ltd. ("Emancipation Master Ltd") 1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: Cayman Islands

            Charles Frumberg, ("Mr. Frumberg", Emanicpation Capital, Emancipation Capital LLC and Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")

            c/o Emancipation Capital, LLC
            1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: United States

            Hurley Capital LLC, ("Hurley Capital")
            1120 Avenue of the Americas, Suite 1504
            New York, NY 10036
            Citizenship: New York

Item 2(d)  Title of Class of Securities

           Common Stock, $0.10 Par Value per share ("Common Stock")

Item 2(e)  CUSIP Number

         205908106

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

CUSIP No. 205908106                    13G                  Page 8 of 11 Pages

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
Item 1.

        (a)   Amount beneficially owned:

              As of December 31, 2006, each Reporting Person may be deemed the beneficial owner of (i) 2,664,748 shares of Common Stock owned by Emancipation Filing Persons and(ii) 211,342 shares of common stock owned by managed accounts of Hurley Capital for which Hurley Capital has voting and dispositive discretion.

              Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is
Mr. Frumberg. Each of the Emancipation Filing Persons and Hurley Capital expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.

       (b)    Percent of class:

              Approximately 8.53% as of December 31, 2006. (Based on the Company's definitive proxy statement filed January 5, 2007, there were 33,708,652 shares of Common Stock issued and outstanding as of December 29, 2006.)

       (c)    Number of shares as to which such person has:

              (i)     Sole power to vote or to direct the vote

                      0

              (ii)    Shared power to vote or to direct the vote


                      2,876,090 shares of Common Stock.

              (iii)   Sole power to dispose or to direct the disposition of

                      0

              (iv)    Shared power to dispose or to direct
                      the disposition of

                      2,876,090 shares of Common Stock.

Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.

Item  7.   Identification and Classification of the Subsidiary Which
           Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not applicable.

Item 8.  Identification and Classification of Members of the Group

       See Exhibit I.

Item 9.  Notice of Dissolution of Group

       Not applicable.

Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Emancipation Filing Persons and Hurley Capital.

CUSIP No. 205908106                    13G                  Page 10 of 11 Pages


                                   SIGNATURES

                       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2007

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/Charles Frumberg
        ---------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL MASTER LTD.


    By: /s/Charles Frumberg
        --------------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC

By: /s/Charles Frumberg
    -----------------------------------
    Name:  Charles Frumberg
    Title: Managing Member


CHARLES FRUMBERG

    /s/CHARLES FRUMBERG
   -----------------------------------



HURLEY CAPITAL, LLC


    By: /s/CHARLES GLODBLUM
        ------------------------------
        Name:  Charles Goldblum
        Title: Managing Member

CUSIP No. 04301R405                    13G                 Page 11 of 11 Pages




                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.10 per share, of Computer Horizons Corp., a corporation incorporated in New York, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    general partner

    By: /s/Charles Frumberg
        ------------------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


EMANCIPATION CAPITAL MASTER LTD.


    By: /s/Charles Frumberg
        -----------------------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC

By: /s/Charles Frumberg
    ---------------------------------------------
    Name:  Charles Frumberg
    Title: Managing Member


CHARLES FRUMBERG

    /s/Charles Frumberg
   ----------------------------------------------



HURLEY CAPITAL, LLC


    By: /s/ Charles Frumberg
        ----------------------------------------
        Name:  Charles Goldblum
        Title: Managing Member